FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016
Commission File Number: 001-32458

DIANA SHIPPING INC.
 (Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Diana Shipping Inc. (NYSE: DSX) (the "Company") announced today that its Board of Directors has unanimously adopted a stockholder rights agreement (the "Rights Agreement") that is designed to reduce the likelihood that any person or group would gain control of the Company through open market accumulation or other coercive tactics without paying an appropriate control premium.  The Rights Agreement would not interfere with any transaction approved by the Board of Directors.  The Board of Directors is committed to acting in the best interests of all of the Company's stockholders.

Pursuant to the Rights Agreement, the Company will issue one preferred stock purchase right for each share of common stock outstanding at the close of business on January 26, 2016 that will entitle stockholders to buy one one-thousandth of a share of Series A participating preferred stock at an exercise price of US$40.00.  Initially, these rights will not be exercisable and will trade with the Company's common stock.  Under the Rights Agreement, the rights generally will become exercisable only if a person or group acquires beneficial ownership of 18.5% or more of the Company's common stock (including through entry into certain derivative positions) in a transaction not approved by the Board of Directors.  In that situation, each holder of a right (other than the acquiring person, whose rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of the Company's common stock having a then-current market value equal to twice the exercise price.  In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 18.5% or more of the Company's common stock, each holder of the right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price.  The acquiring person will not be entitled to exercise these rights.  Under the Rights Agreement's terms, it will expire on January 14, 2026.  A copy of the Rights Agreement and a summary of its terms are contained in the Form 8-A filed with the U.S. Securities and Exchange Commission by the Company on January 15, 2016 pursuant to the Securities Exchange Act of 1934.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: January 15, 2016	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President